                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)

                       INTERNATIONAL TOTAL SERVICES, INC.
                                (Name of Issuer)

                        COMMON SHARES, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                    46049910
                      (CUSIP Number of Class of Securities)

                                Robert A. Weitzel
                               5005 Rockside Road
                            Independence, Ohio 44131
                                 (216) 642-4522

                                 with a copy to:

                             F. Ronald O'Keefe, Esq.
                             Hahn Loeser & Parks LLP
                              3300 BP America Bldg.
                                200 Public Square
                              Cleveland, Ohio 44114
                                 (216) 621-0150

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 3, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                   Page 1 of 7

CUSIP No.  46049910
------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         ROBERT A. WEITZEL
------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                        (A)    [ ]
                                                                                                        (B)    [X]
------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         NOT APPLICABLE.                                                                                       [ ]
------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. AMERICAN
------------------------------------------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                0%
OWNED BY EACH                       ------------------------------------------------------------------------------
REPORTING PERSON                    8.      SHARED VOTING POWER
WITH
                                            0%
                                    ------------------------------------------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            16.71%
                                    ------------------------------------------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            33.20%
------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,324,979 SHARES
------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                               [ ]
------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.91%
------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
------------------------------------------------------------------------------------------------------------------

CUSIP No.  46049910
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         JEANETTE R. WEITZEL
------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                        (A)    [ ]
                                                                                                        (B)    [X]
------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         NOT APPLICABLE.                                                                                       [ ]
------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. AMERICAN
------------------------------------------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                -0-
OWNED BY EACH                       ------------------------------------------------------------------------------
REPORTING PERSON                    8.      SHARED VOTING POWER
WITH
                                            -0-
                                    ------------------------------------------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            -0-
                                    ------------------------------------------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            33.20%
------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,211,717 SHARES
------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                               [ ]
------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.20%
------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

         This Amendment No. 2 to the Schedule 13D filed on December 4, 1998, and as amended on February 16, 1999, is filed on behalf of Robert A. Weitzel and Jeanette R. Weitzel, for the purpose of reporting that pursuant to the terms of a voting trust agreement (the "Voting Trust Agreement") among International Total Services, Inc. ("ITS"), Robert Weitzel and H. Jeffrey Schwartz, J. Jeffrey Eakin and John P. O'Brien, as voting trustees (the "Voting Trustees"), Robert Weitzel has transferred to a voting trust (the "Voting Trust") the record ownership of certain shares of the common stock of ITS, no par value per share (the "Common Shares"), beneficially owned by him individually and as a general and limited partner of the Weitzel Family Limited Partnership (the "Weitzel FLP"). The Voting Trust Agreement provides that all of the Common Shares that Robert Weitzel beneficially owns shall be placed in the Voting Trust until the earlier of September 30, 2001 or a payment default by ITS under certain provisions of an agreement with Mr. Weitzel. Pursuant to the terms of the Voting Trust Agreement, the Voting Trustees exercise all of the voting power with respect to the Common Shares held in the Voting Trust, by action of a majority of the Voting Trustees. As a result of the Voting Trust Agreement, Robert Weitzel no longer has voting power with respect to the Common Shares. The Voting Trustees have filed a copy of the Voting Trust Agreement as Exhibit 1 to their
Schedule 13D filed on November 12, 1999, which is incorporated herein by reference.

         In addition to the Voting Trust Agreement, Mr. Weitzel has entered into a stock restriction agreement with ITS (the "Stock Restriction Agreement"). The Stock Restriction Agreement provides that, other than transfers to his spouse, children, grandchildren, or entities of which these people are the beneficiaries or hold controlling interests, Robert Weitzel is not permitted to transfer Common Shares or voting trust certificates, without first offering those Common Shares on identical terms to ITS, and ITS has a specified period of time during which it may exercise its option to purchase those Common Shares. The Voting Trustees have filed a copy of the Stock Restriction Agreement as Exhibit 2 to their Schedule 13D filed on November 12, 1999, which is incorporated herein by reference.

         This Schedule 13D also is filed on behalf of Jeanette Weitzel in order to report that as a result of the transfer to the Voting Trust of the record ownership of the Common Shares held by the Weitzel FLP, Jeanette Weitzel no longer has shared voting power with respect to those Common Shares.

ITEM 4.    PURPOSE OF TRANSACTION.

           The transfers to the Voting Trust were made in connection with Mr. Weitzel's retirement and resignation as the chairman, chief executive officer and director of ITS and were not made with the purpose of changing or influencing the control of ITS.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (A) The aggregate number of Common Shares beneficially owned by Robert Weitzel is 3,324,979 Common Shares, which represents 49.91% of the Common Shares outstanding. This number reflects that, in addition to the 3,211,717 Common Shares reported in previous Schedule 13D filings, Mr. Weitzel acquired an additional 113,262 Common Shares on February 3, 1999. The aggregate number of Common Shares beneficially owned by Jeanette Weitzel is 2,211,717 Common Shares, which represents 33.20% of the Common Shares outstanding.

           (B) Subject to the terms of the Stock Restriction Agreement, Robert and Jeanette Weitzel, as the general partners of the Weitzel FLP, each possess the shared power to dispose or to direct the disposition of the 2,211,717 Common Shares held by the Weitzel FLP, which represent 33.20% of the Common Shares outstanding. Robert Weitzel, in addition, possesses the sole power to dispose of 1,113,262 Common Shares, or an additional 16.71% of the Common Shares outstanding, which represents in the aggregate 49.91% of the Common Shares outstanding. Neither Robert Weitzel nor Jeanette Weitzel have the power to vote or to direct the vote of the 3,324,979 Common Shares held by the Voting Trust.

           (C)    Not applicable.

           (D) Pursuant to the terms of the Voting Trust Agreement, the Voting Trustees will receive and hold all dividends and other distributions declared and paid on the Common Shares that Robert Weitzel deposited into the Voting Trust and the Voting Trustees will distribute to Mr. Weitzel, individually and in his capacity as general partner of the Weitzel FLP, all dividends and other distributions of property with respect to such Common Shares (except for the distribution of securities of ITS that have voting rights on any matter, which shall be held by the Voting Trustees pursuant to the terms of the Voting Trust Agreement).

           (E)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Other than the Voting Trust Agreement and the Stock Restriction Agreement, there is no contract, arrangement or understanding between Robert and Jeanette Weitzel or among Robert and Jeanette Weitzel and any other parties with respect to the voting, acquisition, or disposition of the Common Shares.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Not Applicable.




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



                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:   November 22, 1999




                                           /s/ Robert A. Weitzel
                                        --------------------------------------
                                           Robert A. Weitzel, an individual




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


                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:   November 22, 1999




                                           /s/ Jeanette R. Weitzel
                                        --------------------------------------
                                           Jeanette R. Weitzel, an individual



                                   Page 7 of 7